UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Masahiko Tsutsui
	Name:	Masahiko Tsutsui
	Title:	General Manager, Financial Accounting Dept.

Date:    August 13, 2019

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Progress and Completion of Repurchase of Own Shares, and Cancellation of Own Shares

(Repurchase of Own Shares under the provisions of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act, and

Cancellation of Repurchased Shares pursuant to Article 178 of the Companies Act)

Tokyo, August 13, 2019 — Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President and Group CEO: Jun Ohta) hereby announces the progress of the repurchase of its own shares under Article 8 of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act, as follows. The repurchase of its own shares pursuant to the resolution of the meeting of the board of directors held on May 15, 2019 has completed as a result of the following repurchase.

SMFG also announces that the number of shares to be cancelled pursuant to Article 178 of the Companies Act has been finalized, as detailed below.

1.   Progress of Repurchase of Own Shares

(1)	Type of shares repurchased:	Common stock

(2)	Aggregate number of shares repurchased:	6,424,800 shares

(3)	Aggregate amount repurchased:	JPY 23,600,794,200

(4)	Repurchase period:	From August 1, 2019 to August 9, 2019 (on a contract basis)

(5)	Repurchase method:	Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

2.   Cancellation of Own Shares

(1)	Type of shares to be cancelled:	Common stock

(2)	Number of shares to be cancelled:	26,502,400 shares (Equivalent to 1.9% of the number of shares issued before cancellation)

(3)	Scheduled cancellation date:	September 20, 2019

(Reference)

1.   Outline of the resolution of the meeting of the board of directors regarding the repurchase (May 15, 2019)

(1)	Type of shares to be repurchased:	Common stock

(2)	Aggregate number of shares to be repurchased:	Up to 32,000,000 shares (Equivalent to 2.3% of the number of shares issued (excluding treasury stock))

(3)	Aggregate amount to be repurchased:	Up to JPY 100,000,000,000

(4)	Repurchase period:	From May 16, 2019 to August 30, 2019

(5)	Repurchase method:	Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

2.   Aggregate number of shares and amount repurchased pursuant to the above resolution

Aggregate number of shares repurchased:	26,502,400 shares

Aggregate amount repurchased:	JPY 99,999,877,600

3.   Outline of the resolution of the meeting of the board of directors regarding the cancellation (May 15, 2019)

(1)	Type of shares to be cancelled:	Common stock

(2)	Number of shares to be cancelled:	All of the shares repurchased as stated in 1 above

(3)	Scheduled cancellation date:	September 20, 2019

4.   Treasury stock held by SMFG as of July 31, 2019

Number of shares issued (excluding treasury stock)	1,376,686,852 shares

Number of treasury stock	22,987,104 shares